SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
August 14, 2014

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated August 14, 2014, entitled “Syneron Medical Introduces New FDA-Cleared 5mm Spot Size for Treatment of Onychomycosis”.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250), on January 15, 2010 (Registration No. 333-164351), and on December 9, 2013 (Registration No. 333-192729).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: August 14, 2014

Syneron Medical Introduces New FDA-Cleared 5mm Spot Size for
Treatment of Onychomycosis

Fungus Indication Expands Functionality of Gentle Pro Laser Series

Irvine, CA, August 14, 2014 - Syneron Medical Ltd. (NASDAQ:ELOS), a leading global aesthetic device company, announced today the market launch of its proprietary handpiece featuring a new 5-millimeter spot size for the Gentle Pro Nd:YAG Laser Series.

The introduction of this new FDA-cleared handpiece expands the functionality of the GentleYAG® Pro and GentleMax® Pro Nd:YAG laser to treat onychomycosis (nail fungus) in addition to its existing capabilities for hair removal and for the treatment of vascular and pigmented lesions.

Onychomycosis is one of the most commonly diagnosed foot conditions, affecting 10-12 percent of the population1. This prevalent and persistent disorder results in thick, jagged nails that can injure surrounding skin, spawning secondary infections and ulcers. Diabetics are especially at risk with a 34 percent chance of developing fungal nail infection and an increased instance of other complications.2 In those age 70 and up, 50 percent are expected to develop onychomycosis.3

Currently a $1.6 billion market in the United States4, the treatment of nail fungus has been challenging. The previous standard of care has been oral antifungal medications, which carry side effects including the potential for hepatotoxicity (chemical driven liver damage) and a high failure rate. Topical treatments have also resulted in limited success due to their inability to properly penetrate the nail.

Laser therapies like Candela’s Gentle Pro Nd:YAG Laser allow physicians to treat onychomycosis symptoms locally without the systemic effects of oral medications. All infectious agents, except prions, can be killed by heat, which makes laser therapy an extremely promising new option for onychomycosis sufferers.

With its precision 5 mm handpiece, the Gentle Pro Nd:YAG Laser raises the temperature under the nail to a level that's inhospitable to fungus in order to increase the appearance of clear nails.

1 David Pariser, MD, Richard K. Scher, MD, Boni Elewski, MD and Phoebe Rich, MD, “Update on Onychomycosis: Effective Strategies for Diagnosis and Treatment,” Global Academy for Medical Education, 2013.

2 Doug Brunk, "Lasers Promising for Onychomychosis Treatment," Skin and Allergy News, October 2013, 15.

3 Brunk, 15.

4 Brunk, 15.

“This new indication for the Gentle Pro series puts Syneron at the forefront of technological advancements designed to meet and surpass our physician partners' standards," said Amit Meridor, Chief Executive Officer of Syneron. “The 5 mm handpiece makes our Gentle Pro laser even more valuable for our customers, expanding patient services with one simple addition.”

About Syneron
Syneron Medical Ltd. is a leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint.  The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, improving the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under three distinct brands, Syneron, Candela and CoolTouch.

Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the U.S.  The company markets, services and supports its products in 86 countries.  It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

For additional information, please visit http://www.syneron-candela.com.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include the expectations, plans and prospects for the Company, including potential clinical successes, anticipated regulatory approvals and future product launches, and projected revenues, margins, earnings and market shares. The statements made by the Company are based upon management's current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include market conditions, market acceptance of new products, and other factors beyond the Company's control and the risk factors and other cautionary statements described in the Company's filings with the SEC, including those described in the Company's most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical makes with the SEC. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.'s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.  These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.'s views as of any date after the date of this document. The Company does not intend to update these statements and undertakes no duty to any person to provide any such update under any circumstance.

Contacts:
Zack Kubow, The Ruth Group  zkubow@theruthgroup.com  646-536-7020
Hugo Goldman, Chief Financial Officer  Hugo.Goldman@syneron.com
Syneron Medical, Public Relations  pr@syneron.com
Melissa Ben-Yoseph, KELZ PR   Melissa@kelzpr.com  646.450.5359